Exhibit 2.3

DESCRIPTION OF SECURITIES REGISTERED UNDER SECTION 12 OF THE SECURITIES

EXCHANGE ACT OF 1934, AS AMENDED (the “Exchange Act”)

As of March 31, 2022, Tata Motors Limited (“TML”, the “Company”, “we”, “us” and “our”) had (i) Ordinary Shares and (ii) American Depositary Shares (the “ADSs”) registered pursuant to Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Ordinary Shares are not for trading and registered only in connection with the registration of the ADSs representing such Ordinary Shares, pursuant to the requirement of the U.S. Securities and Exchange Commission (the “SEC”). This exhibit contains a description of the rights of (i) the holders of Ordinary Shares and (ii) the holders of ADSs.

A. Description of Ordinary Shares

The following description of our Ordinary Shares is a summary and does not purport to be complete. This summary is subject to and qualified in its entirety by reference to our Articles of Incorporation and Indian corporate law regarding the Ordinary Shares and the holders thereof. See also Item 10 “Additional Information”.

Type and Class of Securities (Item 9.A.5 of Form 20-F)

See Item 10.B “Additional Information – Memorandum and Articles of Association – Authorized and Issued Share Capital”.

Transfer of Ordinary Shares ((Item 9.A.5 of Form 20-F)

See Item 10.B “Additional Information – Memorandum and Articles of Association – Transfer of Shares”.

Preemptive Rights (Item 9.A.3 of Form 20-F)

Pursuant to Indian regulations, the Company is required to offer its shareholders preemptive rights to subscribe for a proportionate number of Ordinary Shares to maintain their existing ownership percentages prior to the issue of new Ordinary Shares of the Company. These rights may be waived by a resolution passed by at least 75% of the shareholders of the Company present and voting at a general meeting.

Limitations or Qualifications (Item 9.A.6 of Form 20-F)

Not applicable.

Rights of Other Types of Securities (Item 9.A.7 of Form 20-F)

See Item 12. “Description of Securities Other than Equity Securities”.

Rights of Ordinary Shares (Item 10.B.3 of Form 20-F)

See Item 10.B “Additional Information – Memorandum and Articles of Association”.

Requirements to Change the Rights of Holders of Ordinary Shares (Item 10.B.4 of Form 20-F)

See Item 10.B “Additional Information – Memorandum and Articles of Association – Dividends”.

Limitations on the Rights to own Class A Ordinary Shares (Item 10.B.6 of Form 20-F)

See Item 10.B “Additional Information – Memorandum and Articles of – Rights of Holders of “A” Ordinary Shares” and Item 10.D “Additional Information – Exchange Control”.

Provisions Affecting Any Change of Control (Item 10.B.7 of Form 20-F)

See Item 10.B “Additional Information – Memorandum and Articles of Association – Voting Rights”.

Ownership Threshold (Item 10.B.8 of Form 20-F)

See Item 7.A “Major Shareholders and Related Party Transactions – Major Shareholders”.

Differences Between the Law of Different Jurisdictions (Item 10.B.9 of Form 20-F)

Not applicable.

B. Changes in capital (Item 10.B.10 of Form 20-F)

The requirements of the Memorandum and Articles of Association regarding changes in capital are not more stringent than the requirements of Indian law.

C. Debt Securities (Item 12.A of Form 20-F)

Not applicable.

D. Warrants and Rights (Item 12.B of Form 20-F)

Not applicable.

E. Other Securities (Item 12.C of Form 20-F)

Not applicable.

F. Description of American Depositary Shares (Items 12.D.1 and 12.D.2 of Form 20-F)

The following description of our ADSs is a summary and does not purport to be complete. This summary is subject to and qualified in its entirety by reference to the amended and restated deposit agreement dated as of September 27, 2004, as amended by amendment no. 1 to the amended and restated deposit agreement, dated December 16, 2009 (the “Deposit Agreement”), by and among the Company, the Depositary and all holders and beneficial holders of ADSs issued thereunder, including the form of American Depositary Receipt. In the following description, references to “you” are to the person registered with the Depositary.

General

We have appointed Citibank, N.A. (the “Depositary”) as the depositary bank for our ADSs pursuant to the Deposit Agreement. Citibank’s offices are located at 388 Greenwich Street, New York, New York 10013. ADSs represent ownership interests in securities that are on deposit with the Depositary. ADSs may be represented by certificates that are commonly known as American depositary receipts or ADRs. The Depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank, N.A., Mumbai Branch (the “Custodian”), having its principal office at 81 Dr. Annie Besant Road, Worli, Mumbai, India 400 018.

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the Deposit Agreement and not by this summary. We urge you to review the Deposit Agreement in its entirety. The portions of this summary description that are italicized describe matters that may be relevant to the ownership of ADSs but that may not be contained in the Deposit Agreement.

Each ADS represents ownership of five Ordinary Shares on deposit with the Custodian. The ADSs are normally evidenced by certificates that are commonly known as American Depositary Receipts (“ADRs”). If you become an owner of ADSs, you will become a party to the Deposit Agreement and therefore will be bound to its terms and to the terms of the ADR that represents your ADSs. As a holder of ADSs, you appoint the Depositary to act on your behalf in certain circumstances.

As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name or through a brokerage or safekeeping account. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as an ADS owner. Please consult with your broker or bank to determine what those procedures are. This summary description assumes you have opted to own the ADSs directly by means of an ADR registered in your name and, as such, we will refer to you as the “holder”. When we refer to “you”, we assume the reader owns ADSs or will own ADSs at the relevant time. In this summary description, “Deposited Securities” shall mean the Ordinary Shares at any time deposited under the Deposit Agreement and any and all other securities, property and cash held by the Depositary or the Custodian in respect thereof.

Voting Rights and Procedures

As a holder, you generally have the right under the Deposit Agreement to instruct the Depositary to exercise the voting rights for the Deposited Securities represented by your ADSs.

As soon as practicable after receipt of notice of any meeting at which the holders of the Ordinary Shares are entitled to vote, or of solicitation of consents or proxies from holders of the Ordinary Shares, the Depositary shall fix the ADS record date in respect of such meeting or solicitation of such consent or proxy. At the Company’s request, the Depositary will distribute to you any notice of shareholders’ meeting or solicitation of consent or proxy received from us together with information explaining how to instruct the Depositary to exercise the voting rights of the securities represented by ADSs. The Company has informed the Depositary that under Indian practice, proxies are generally required to be submitted to the Company at least forty-eight (48) hours prior to the date of the shareholders’ meeting (as a result of which the deadline for submission of voting instructions by you to the Depositary may need to be established as early as five (5) business days before the date of the meeting).

The Depositary shall endeavor, insofar as practicable and permitted under applicable law and Indian practice, the provisions of the Deposit Agreement, the Articles of Association of the Company and the provisions of the Ordinary Shares, to vote, or cause the Custodian to vote, (in person or by proxy) (i) the Deposited Securities represented by ADSs in respect of which timely and valid voting instructions have been received from you in accordance with such instructions, and (ii) the Deposited Securities in respect of which no voting instructions have been received from you in accordance with the deemed instructions in the next succeeding paragraph, and in all cases at the time and place of the commencement of the period during which proxies in respect of such vote or meeting may be submitted as set forth in the notice of meeting or solicitation of consent or proxy relating thereto, which will generally be forty-eight (48) hours prior to the time of such vote or meeting.

If the Depositary timely receives voting instructions from a holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such holder’s ADSs, the Depositary will deem such holder (unless otherwise specified in the notice distributed to Holders) to have instructed the Depositary to vote in favor of the items set forth in such voting instructions. If the Depositary does not receive voting instructions from a holder on or before the date established by the Depositary for such purpose, the holder shall be deemed to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote, provided that no such discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary that: (i) the Company does not wish such proxy given or (ii) substantial opposition exists or (iii) the rights of holders of ADSs will be adversely affected. The Depositary shall, if so requested in writing by the Company, represent all Deposited Securities (whether or not voting instructions have been received in respect of such Deposited Securities from Holders as of the ADS Record Date) for the sole purpose of establishing quorum at a meeting of shareholders. The Depositary shall not have any obligation to take any action with respect to any meeting, or solicitation of consents or proxies, of holders of Ordinary Shares if the taking of such action would violate U.S. laws.

The Company agrees to take any and all actions reasonably necessary to enable holders to exercise the voting rights accruing to the Deposited Securities and to deliver to the Depositary an opinion of U.S. counsel addressing any actions requested to be taken if so requested by the Depositary. There can be no assurance that you will receive the notice described above with sufficient time to enable you to return voting instructions to the Depositary in a timely manner.

Dividends and Distributions

As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations, legal limitations and the terms of the Deposit Agreement. Holders will receive such distributions under the terms of the Deposit Agreement in proportion to the number of ADSs held as of a specified record date.

Distributions of Cash. Whenever we make a cash distribution for the Deposited Securities, the Depositary will arrange for the funds to be converted into U.S. dollars and will arrange for the distribution of the U.S. dollars to the holders subject to any restrictions imposed by applicable laws and regulations.

The conversion into U.S. dollars will take place only if practicable and only if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the Deposit Agreement.

Distributions of Shares. Subject to applicable laws, whenever we declare a dividend in or make a free distribution of the Company’s shares for the Deposited Securities, the Depositary shall upon our request, distribute to holders new ADSs representing the Deposited Securities or modify the ADS-to-Ordinary Shares ratio, in which case each ADS you hold will represent rights and interests in the additional Ordinary Shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-Ordinary Shares ratio upon a distribution of Ordinary Shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the Deposit Agreement. In order to pay such taxes or governmental charges, the Depositary may sell all or a portion of the Ordinary Shares so distributed.

Elective Distributions. Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the Depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the Depositary in determining whether such distribution is lawful and reasonably practicable.

The Depositary will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the Deposit Agreement. In such case, the Depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the Deposit Agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in the Republic of India would receive upon failing to make an election, as more fully described in the Deposit Agreement.

Distributions of Rights. Subject to applicable laws, whenever we distribute rights to subscribe for additional shares of the Company, we will give prior notice to the Depositary and we will assist the Depositary in determining whether it is lawful and reasonably practicable to distribute rights to subscribe for additional ADSs to holders.

The Depositary will establish procedures to distribute rights to subscribe for additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the Deposit Agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The Depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to subscribe for new shares of the Company other than in the form of ADSs.

The Depositary will not distribute the rights to you if:

•	We do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

•	We fail to deliver satisfactory documents to the Depositary; or

•	It is not reasonably practicable to distribute the rights.

The Depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the Depositary is unable to sell the rights, it will allow the rights to lapse.

Other Distributions. Subject to applicable laws, whenever we distribute property other than cash, Ordinary Shares or rights in respect of the Deposited Securities, the Depositary will determine whether such distribution to holders is feasible. If it is feasible to distribute such property to you, the Depositary will distribute the property to the holders in a manner it deems practicable. If the Depositary considers such distribution not to be feasible, it may sell all or a portion of the property received. The proceeds of such a sale will be distributed to holders as in the case of a distribution in cash.

Any distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the Deposit Agreement.

Transmittal of Notices, Reports and Communications

The Depositary will make available for inspection by holders at its principal office any reports and communications received, including any proxy soliciting materials, received from the Company which are both (a) received by the Depositary, the Custodian or nominee of either of them as holder of the Deposited Securities, and (b) made generally available to the holders. The Depositary will also promptly provide or make available to the holders copies of such reports and communications when furnished by us pursuant to the Deposit Agreement. In addition, we are subject to the periodic reporting requirements of the Exchange Act and, accordingly, we file certain reports with the SEC. Such reports and documents can be retrieved from the SEC’s website (www.sec.gov).

Issuance of ADSs upon Deposit of Ordinary Shares

The Depositary may create ADSs on your behalf if you or your broker deposit Ordinary Shares with the Custodian. The Depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the Ordinary Shares to the Custodian. Your ability to deposit Ordinary Shares and receive ADSs may be limited by U.S. and Indian legal considerations applicable at the time of deposit.

The issuance of ADSs may be delayed until the Depositary or the custodian receives confirmation that all required approvals have been given and that the Ordinary Shares have been duly transferred to the Custodian. The Depositary will only issue ADSs in whole numbers.

When you make a deposit of Ordinary Shares, you will be responsible for transferring good and valid title to the Depositary. As such, you will be deemed to represent and warrant that:

•	The Ordinary Shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

•	All preemptive (and similar) rights, if any, with respect to such Ordinary Shares have been validly waived or exercised.

•	You are duly authorized to deposit the Ordinary Shares.

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The Ordinary Shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “Restricted Securities” (as defined in the Deposit Agreement).

•	The Ordinary Shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the Depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

As an ADR holder, you are entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the Depositary and also must:

•	ensure that the surrendered ADR is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the Depositary deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the Deposit Agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the Depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the Deposit Agreement, upon a combination or split up of ADRs.

Changes Affecting Deposited Securities

The Deposited Securities may change from time to time. For example, there may be a change in nominal or par value, a split-up, consolidation or reclassification of the Ordinary Shares, or a recapitalization, reorganization, merger, consolidation or sale of assets.

If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the Deposited Securities. The Depositary may in such circumstances deliver new ADSs to you or call for the exchange of your existing ADSs for new ADSs with necessary modifications to the Deposit Agreement. If the Depositary may not lawfully distribute such property to you, the Depositary may sell such property and distribute the net proceeds to you in cash.

Amendments and Termination

We may agree with the Depositary to modify the Deposit Agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would impose any fees or charges, or which would otherwise materially prejudice any of your substantial rights under the Deposit Agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the Deposit Agreement if you continue to hold your ADSs after the modifications to the Deposit Agreement become effective. The Deposit Agreement cannot be amended to prevent you from withdrawing the Deposited Securities represented by your ADSs (except to comply with applicable law).

We have the right to direct the Depositary to terminate the Deposit Agreement. The Depositary must give notice to the holders at least 30 days before termination.

Upon termination, the following will occur under the Deposit Agreement:

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For a period of six months after termination, you will be able to request the cancellation of your ADSs and the withdrawal and delivery of the Deposited Securities represented by your ADSs upon payment of any applicable taxes or governmental charges. During this six-month period, the Depositary shall discontinue the registration of the transfer or ADSs and suspend the distribution of dividends to the holders and shall not give any further notices or perform any further acts under the Deposit Agreement. However, the Depositary shall continue to collect dividends and other distributions pertaining to the Deposited Securities, sell rights as provided in the Deposit Agreement and deliver Deposited Securities in exchange for ADSs surrendered in accordance with the Deposit Agreement.

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After the expiration of the six-month period, the Depositary may sell the Deposited Securities. The Depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the Depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding.

Rights to Inspect Transfer Books

Citibank, N.A., in its capacity as the registrar, will maintain books for the registration of issuances and transfer of ADRs for inspection by you, provided that such inspection shall not be, to the registrar’s knowledge, for the purpose of communicating with holders in the interest of a business or object other than the business of the Company or other than a matter elated to the Deposit Agreement of the ADRs.

Withdrawal of Deposited Securities upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the Depositary for cancellation and then receive the Deposited Securities represented by the ADSs at the Custodian’s offices. Your ability to withdraw the Deposited Securities held in respect of the ADSs may be limited by U.S. and Indian law considerations applicable at the time of withdrawal. In order to withdraw the Ordinary Shares represented by your ADSs, you will be required to pay to the Depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the Ordinary Shares. The Depositary will not accept for surrender of ADSs representing less than one Ordinary Share. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the Deposit Agreement.

If you hold ADSs registered in your name, the Depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the Depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the Deposited Securities represented by your ADSs may be delayed until the Depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the Depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

•

Temporary delays caused by closing of the transfer books of the Depositary or the Company or the deposit of Ordinary Shares in connection with voting at a shareholders’ meeting or the payment of dividends.

•	Obligations to pay fees, taxes and similar charges.

•	Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The Deposit Agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Pre-Release Transactions

The Depositary may, to the extent permitted by applicable laws and regulations, issue ADSs before receiving a deposit of common shares. These transactions are commonly referred to as “pre-release transactions”. The Deposit Agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions (i.e. the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The Depositary may retain the compensation received from the pre-release transactions.

Limitations on Obligations and Liabilities

The Deposit Agreement is governed by the laws of the State of New York. However, our obligations to the holders of Ordinary Shares will continue to be governed by Indian law, which may be different from the laws in the United States. The Deposit Agreement limits our obligations and the Depositary’s obligations to you. Please note the following:

•	We and the Depositary are obligated only to take the actions specifically stated in the depositary agreement without negligence and in good faith.

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The Depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the Deposit Agreement.

•	The Depositary disclaims any liability to monitor or enforce our obligations under the Deposit Agreement, including our obligation to replace the certificate of payment in respect of common shares.

•	We and the Depositary will not be obligated to perform any act that is not set forth in the Deposit Agreement.

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We and the Depositary disclaim any liability if we are prevented or forbidden from acting on account of any law or regulation, any provision of our Articles of Incorporation, any provision of any securities on deposit or by reason of any act of God or war or other circumstances beyond our control.

•	We and the Depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the Deposit Agreement.

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We and the Depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting common shares for deposit, any holder of ADSs or authorized representative thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

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We and the Depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of common shares but is not, under the terms of the Deposit Agreement, made available to that holder.

We and the Depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.